                                                FILED PURSUANT TO RULE 424(b)(3)
                                                    REGISTRATION NO. : 333-18449


                 PROSPECTUS SUPPLEMENT DATED DECEMBER 23, 1997


PROSPECTUS SUPPLEMENT
------------------------------------
(TO PROSPECTUS DATED JANUARY 7, 1997)

                          CANYON RESOURCES CORPORATION
                             UP TO U.S. $5,000,000
                     UP TO 5,000,000 SHARES OF COMMON STOCK
                             ---------------------

     All of the 5,000,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), offered hereby are being sold by Canyon Resources Corporation, a Delaware corporation (the "Company"). The minimum offering (the "Minimum Offering") will consist of 2,500,000 shares with an aggregate purchase price of $2,500,000. The maximum offering (the "Maximum Offering") will consist of 5,000,000 shares with an aggregate purchase price of $5,000,000. The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "CAU." On December 19, 1997, the closing price for the Common Stock as quoted on AMEX was $1.125. See "Market for the Company's Common Stock."


     THE COMMON STOCK OFFERED HEREBY WILL BE FOREIGN PROPERTY FOR THE PURPOSES OF PART XI OF THE INCOME TAX ACT (CANADA). SEE "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS."
                             ---------------------
  FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES, SEE "PRINCIPAL RISK FACTORS" IN THE PROSPECTUS ON
 PAGES 4 THROUGH 10 AND "RECENT DEVELOPMENTS" IN THIS PROSPECTUS SUPPLEMENT ON
                             PAGES S-4 THROUGH S-7.
                             ---------------------

==================================================================================================================
                                      PRICE TO                   UNDERWRITING                 PROCEEDS TO
                                       PUBLIC                    DISCOUNT(1)                   COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share..................            $1.00                        $0.08                        $0.92
------------------------------------------------------------------------------------------------------------------
Total Minimum..............          $2,500,000                    $200,000                    $2,300,000
------------------------------------------------------------------------------------------------------------------
Total Maximum..............          $5,000,000                    $400,000                    $4,600,000
==================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under applicable securities laws. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $250,000.
                             ---------------------

     The Shares are being offered through RBC Dominion Securities Inc. (the "Underwriter") and other broker-dealers selected by the Underwriter (the "Selected Dealers"), subject to certain conditions, including the Company's right to reject orders in whole or in part. Such offering is on a "best efforts, all or none" basis with respect to the Minimum Offering and a "best efforts" basis with respect to the remaining Shares, whereby the Underwriter has no firm obligation to purchase any such Shares. The term of the offering will be until the earlier of the sale of all of the Shares or until December 30, 1997, which the Company and the Underwriter have the right to mutually extend through February 28, 1998 (the "Expiration Date"). All proceeds of the offering will be held in escrow by CIBC Mellon Trust Company, Toronto, Canada, as escrow agent, until the Minimum Offering is achieved. It is expected that delivery of the Shares will be made in New York, New York as promptly as practicable following the receipt of payment of the Minimum Offering and, thereafter, as promptly as practicable following the receipt of payment for additional Shares.


                          RBC DOMINION SECURITIES INC.


          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 23, 1997

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           EXCHANGE RATE INFORMATION


     THE COMPANY PUBLISHES ITS CONSOLIDATED FINANCIAL STATEMENTS IN UNITED STATES DOLLARS. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS. ON DECEMBER 22, 1997, THE INVERSE OF THE NOON BUYING RATE AS REPORTED BY THE BANK OF CANADA WAS CDN. $1.00 = U.S. $.6971.

                          CANYON RESOURCES CORPORATION

     Canyon Resources Corporation, a Delaware corporation (the "Company" or "Canyon"), is a Colorado-based company which was organized in 1979 to explore, acquire, develop, and produce precious metals and industrial minerals. The Company is involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

     The Company has gold and industrial mineral production operations in the western United States. The Company also conducts mineral exploration activities in the western United States. In the past two years, the Company has commenced an exploration program in many areas of increasing interest throughout Latin America and Africa. The Company's exploration and development efforts emphasize precious metals (gold and silver) and industrial minerals.

     Once acquired, mineral properties are evaluated by means of geologic mapping, rock sampling, and geochemical analyses. Properties having favorable geologic conditions and anomalous geochemical results usually warrant further exploration by the Company. In almost all cases, exploration or development drilling is required to further test the mineral potential of each property. If a property has been adequately evaluated and does not warrant additional work, the property is abandoned.

     Properties which have a demonstrated inventory of mineralized rock of a potentially economic nature are further evaluated by conducting various studies, including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, a plan of operations is developed and submitted to the required governmental agencies for review. Depending on the magnitude of the proposed project and its environmental impact, an environmental analysis report or environmental impact statement is prepared under direction of one or more governmental agencies, prior to issuance of permits for the construction of a mining operation.

     The Company conducts its mineral exploration and development independently and through joint ventures with other companies. The Company is continually evaluating its properties and other properties which are available for acquisition, and will acquire, joint venture, market to other companies, or abandon properties in the ordinary course of business.

     The Company completed its initial public offering of securities in 1986. From 1986, when the Company became a reporting company, to August 16, 1996, the Company's securities were quoted on the Nasdaq Stock Market. Since August 19, 1996, the Company's common stock has been traded on AMEX.

     The Company's principal executive office is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401, telephone (303) 278-8464. The Company, in doing business, acts on its own behalf and through its subsidiaries. The "Company" or "Canyon" is also used herein to refer to Canyon Resources Corporation together with all of its wholly-owned subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this Prospectus Supplement, the related Prospectus and the documents incorporated by reference herein and therein constitute "Forward-looking Statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other variations thereon or comparable terminology. The statements in "Recent Developments" on pages S-4 through S-6 of this Prospectus Supplement constitute cautionary statements identifying important factors, including certain risks and uncertainties with respect to such statements that could cause the actual results, performance or achievements of the Company to differ materially from those reflected in such forward-looking statements.

                              RECENT DEVELOPMENTS

SEVEN-UP/MCDONALD PROJECT


     On September 25, 1997, the Company, together with its wholly-owned subsidiary CR Montana Corporation ("CR Montana"), purchased a 72.25% participating interest and underlying assets in the Seven-Up Pete Venture ("Venture") from CR Montana's partner in the Venture, Phelps Dodge Corporation ("Phelps Dodge"). The Company and its wholly-owned subsidiary now own 100% of the Venture. The Venture includes the McDonald Gold Project near Lincoln, Montana, which is currently in the permitting stage.


     The Company has made an initial payment of $5 million from its existing cash balance as part of a total purchase price which will be no less than $100 million and no more than $150 million, assuming all applicable permits for the McDonald Gold Project are obtained. At present, the Company is pursuing various options with respect to the remaining purchase price obligation which may include, among others, sale of equity, mergers, or joint venture participation. There can be no assurance, however, that any of these financing efforts will be successful.

     A discretionary payment of $20 million can be made to Phelps Dodge toward the balance of the total purchase price for the interest in the Venture. Subject to the Company making the discretionary payment within one year after the closing, a further payment of at least $75 million but no more than $125 million will be made once all permits for the McDonald Gold Project have been obtained or construction is underway, based on a price of $20 per mineable reserve ounce attributable to the former Phelps Dodge ownership interest as determined by a final feasibility study. Should the Company not make the discretionary payment and permits are obtained or construction commences on or before the second anniversary of the closing, a further payment of at least $95 million plus the product of $1,666,666 and the number of months between the first anniversary date of the closing and the month in which permits are obtained or construction commences but no more than $145 million will instead be made, based on a price of $20 per mineable reserve ounce attributable to the former Phelps Dodge ownership interest plus the product of $0.833 times the number of months between the first anniversary date of the closing and the earlier to occur of (i) the month when the discretionary or other payments reach $20 million, and (ii) the month in which permits are obtained or construction commences. Should the Company not make the discretionary payment and permits are obtained or construction commences after the second anniversary of the closing, a further payment of at least $115 million but no more than $145 million will instead be made, based on a price of $30 per mineable reserve ounce attributable to the former Phelps Dodge ownership interest. If the aggregate payments have then not totaled $150 million, a varying production payment will be made each quarter based on 72.25% of the ounces produced on a sliding scale commensurate with the then gold price as follows: (i) $0 per ounce if the gold price is up to or equal to $350.00 per ounce; (ii) $3 per ounce if the gold price is greater than $350.00 but less than or equal to $375.00 per ounce; (iii) $5 per ounce if the gold price is greater than $375.00 but less than or equal to $400.00 per ounce;
(iv) $7 per ounce if the gold price is greater than $400.00 but less than or equal to $425.00 per ounce; and (v) $10 per ounce if the gold price is greater than $425.00 per ounce. Production payments will cease when the aggregate of all payments reaches $150 million.

     Due to the contingent nature of the transaction, the Company has recorded only the initial payment of $5 million as additions to mining claims and leases in their balance sheet at September 30, 1997.

     The purchase payments are secured only by the 72.25% participating interest and underlying assets in the Venture transferred from Phelps Dodge to the Company and CR Montana in this transaction, and the 50% co-tenancy interest in certain real property also transferred to the Company and CR Montana.

PERMITTING RISKS AT THE MCDONALD FACILITIES

     The Company now anticipates that agency decisions on the granting of numerous permits necessary under applicable federal and state statutes for the initiation of gold production at the McDonald Project will be forthcoming by the first quarter of 1999. No assurance, however, can be given that necessary permits will be issued, or if issued, when such issuance will occur.

     In April of 1996, certain environmental groups brought an action against the Montana Department of Environmental Quality (the "DEQ") challenging its determination in March of 1996 that the Company's permit application for the McDonald Project was complete. This action has been dismissed and is not reviewable by the courts. See the Prospectus, "Principal Risk
Factors -- Specific Risks Related to the Company -- Permitting Risks at the McDonald Facilities."

CAHUILLA PROPERTY

     In March 1997, Canyon entered into an agreement to purchase the Cahuilla gold project, a gold-mineralized exploration property located in Imperial County, California, from Kennecott Exploration Company ("Kennecott"). Pursuant to the Agreement, the Company agreed to issue 100,000 shares of Common Stock to Kennecott upon execution of the purchase agreement and another 100,000 shares within 18 months. In addition, upon mine development, $10 per recoverable ounce of gold, not to exceed $20 million, as determined by a feasibility study, would be payable in Common Stock at the then share price.

     Effective September 10, 1997, the Company and Kennecott entered into a Mutual Release whereby each party agreed to release all of their respective rights under the purchase agreement. The Company agreed that (i) it would not acquire any interest in the Cahuilla Property for two years; and (ii) it would pay Kennecott $116,000 in cash and 50,000 shares of the Company's Common Stock upon execution of the Mutual Release.

BRIGGS MINE

     The Briggs Mine in southeastern California achieved commercial production in March of 1997. For the period March 1997 through September 1997, 43,638 ounces of gold were produced at cash operating costs averaging $272 per ounce. Gold was sold during the period at an average price of $397 per ounce. At September 30, 1997, the Company's hedge position consisted of 215,503 ounces of forward contracts, gold loans and put options which will be delivered at prices averaging $414 per ounce.

     In December 1995, CR Briggs Corporation, a wholly-owned subsidiary of Canyon, entered into a loan agreement for financing the Briggs Mine. The project construction was completed in early 1997, and formal completion testing was initiated February 1, 1997. The testing covered a period of 120 days during which certain production and economic parameters were measured against values contained in the project's original feasibility study. Final completion tests have not yet been achieved. Many individual items have been satisfied, however, certain items, principally relating to the crushing plant, will require additional time to complete. Gold ore at the Briggs Mine undergoes three stages of crushing. The Company is testing cone crushers to replace the originally installed tertiary Vertical Shaft Impact crushers and initial indications from these tests are favorable. Because some of these tests involve leach characterization of a crushed product, the results from testing can take more than 60 days to be received. The lenders have granted an extension to June 1, 1998 to satisfy the completion test requirements and the Company anticipates it will achieve project completion by that date.

     In May 1997, the Company completed a drilling program which has increased the mineable reserves at the Briggs Mine by 318,700 ounces, representing a 49% increase of the initial 653,000-ounce Briggs reserve, yielding a total mineable reserve at Briggs of 971,700 ounces of gold. The reserves were increased by systematic drilling of the Goldtooth and North Briggs targets, immediately to the south and north, respectively, of the Briggs Mine. At North Briggs, 151 drillholes (48,640 feet) defined 3.6 million tons of reserves, averaging 0.054 ounce of gold per ton and containing 193,000 ounces of gold, which can be mined with a 7.8:1 strip ratio. The North Briggs reserves occur subparallel to the topography, along a low-angle detachment fault, with increased thickness of mineralization eastward approaching the high-angle regionally persistent Goldtooth fault. The gold mineralized structure at North Briggs is still open to the northeast and east.

     At Goldtooth, 132 drillholes (38,668 feet) have defined 2.9 million tons of reserves, which average 0.043 ounce of gold per ton and contain 125,700 ounces of gold, which can be mined with a 5.4:1 strip ratio. The Goldtooth reserves occur primarily in steeply dipping orientation within favorable rock units adjacent to the Goldtooth fault.

PANAMINT RANGE DRILLING

     In May 1997, the Company completed reconnaissance drilling of a few other gold targets in its 17,000-acre claim block in the Panamint Range, which includes the Briggs Mine. The drilling program discovered, in four holes, two mineralized horizons at the Pleasant Canyon target which appear to extend from the surface to depths of at least 500 feet. The intercepts include 65 feet of
0.068 ounce of gold per ton in one hole and 50 feet of 0.048 ounce of gold per ton in another hole. These early drill results at the Pleasant Canyon target represent a new gold discovery that the Company will assess further with much additional drilling.

ENVIRONMENTAL CONTROLS -- KENDALL MINE

     During the fourth quarter of 1996, the Company recorded a charge of $1.4 million based on an update to the anticipated scope of reclamation work for water quality compliance and long term monitoring requirements at its Kendall Mine. The Company's current estimate of total costs to achieve mine closure is $5.6 million; however, the Company is currently reviewing these costs and such estimate may increase. Reclamation costs through September 30, 1997, total $3.8 million. See Prospectus, "Principal Risk Factors -- General Risks Related to the Mining Industry -- Environmental Controls."

PROPOSED CHANGES IN MINING LAWS


     During the last several Congressional sessions, bills have been repeatedly introduced in the U.S. Congress that would supplant or radically alter the provisions of the General Mining Law of 1872. As of December 23, 1997, no such bills had been passed. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of the Company to develop mineral resources on unpatented mining claims.



     Recently, the Secretary of the Interior directed the Bureau of Land Management to form a task force to prepare and publish for public comment revisions to the hardrock mining surface management regulations implemented in 1981. The Secretary suggested that the revised regulations address, for example, implementation of a technology based standard in hardrock mining, development of performance standards for hardrock mining and reclamation, increased regulation of operations of less than five acres, and increased coordination with state regulators. As of December 23, 1997, no such regulations had been proposed or promulgated. If promulgated, such regulations could impair the ability of the Company to economically develop mineral resources on federal lands.


     The extent of the changes, if any, which may be made by Congress to the General Mining Law or by the Bureau of Land Management to the surface mining regulations is not currently known and the potential impact on the Company as a result of future Congressional action is not currently determinable.

LEGAL PROCEEDINGS


     On November 13, 1995, an appellant group including the Timbisha Shoshone Indian Tribe and Desert Citizens Against Pollution (collectively, the "Appellants") filed a petition for Writ of Mandate and complaint for injunctive relief in California Superior Court challenging the approval of the Mine Reclamation Plan for the Briggs Mine. The Court denied Appellants' request for a temporary restraining order and found in favor of the Company on the motion for preliminary injunction and the Writ of Mandate. Appellants have appealed the Superior Court ruling to the California Court of Appeals. The appeal has been fully briefed and is pending.


     On December 23, 1996, Appellants filed an administrative appeal with the U.S. Department of the Interior challenging the approval of a Plan of Operations for exploration within the Briggs claim block. This appeal has been resolved in the Company's favor. This decision concludes the proceeding before the Interior Department.


     On February 13, 1997, Appellants filed a petition for Writ of Mandate and complaint for injunctive relief in California Superior Court challenging the approval of the Mine Reclamation Plan for exploration within the Briggs claim block. The Court denied Appellants' request for temporary restraining order and issued a decision in favor of the Company on the motion for preliminary injunction and the Writ of Mandate. The time in which to appeal the Superior Court's decision has expired; no appeal was filed.

GOLD PRICES OVER THE LAST FIVE YEARS

     Gold prices tend to fluctuate significantly. The following table shows the COMEX Gold month-end closing price for the last five years and eleven months:

                               COMEX GOLD MONTH-END CLOSING PRICE
       ----------------------------------------------------------------------------------
YEAR   JAN.   FEB.   MAR.   APR.   MAY    JUN.   JUL.   AUG.   SEPT.   OCT.   NOV.   DEC.
----   ----   ----   ----   ----   ----   ----   ----   ----   -----   ----   ----   ----
1992   $368   $363   $352   $344   $342   $348   $361   $345   $349    $340   $334   $332
1993   $336   $334   $344   $361   $384   $383   $411   $376   $357    $370   $370   $387
1994   $392   $392   $402   $386   $396   $394   $389   $391   $398    $385   $381   $384
1995   $393   $392   $405   $399   $394   $392   $388   $387   $386    $384   $387   $387
1996   $406   $400   $396   $392   $391   $380   $388   $387   $378    $378   $373   $368
1997   $345   $365   $351   $340   $345   $334   $324   $325   $334    $311   $297

                                USE OF PROCEEDS

     The Company intends to use the net proceeds of this offering ($4,350,000 in the case of a Maximum Offering and $2,050,000 in the case of a Minimum Offering, in each case after deducting Underwriter commissions and estimated offering expenses) to fund expenditures for its Seven-Up/McDonald Project and for general corporate purposes. The Company anticipates such proceeds will be used as follows:

                      PROJECT                         MAXIMUM OFFERING    MINIMUM OFFERING
                      -------                         ----------------    ----------------
Seven-Up/McDonald Project...........................     $3,000,000          $1,500,000
General Corporate...................................      1,350,000             550,000
                                                         ----------          ----------
          Total.....................................     $4,350,000          $2,050,000
                                                         ==========          ==========

     The foregoing table is only an estimate of the manner in which funds will be expended. Actual expenditures may vary substantially. In addition, if management of the Company determines at any point in time that results for a project do not merit further expenditure of additional funds, then management will have the discretion to change the uses of such proceeds.

                                 CAPITALIZATION

     The following table sets forth as at September 30, 1997, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted for each of the Maximum Offering and the Minimum Offering to give effect to the sale of the Shares offered hereby.

                                                                   AS ADJUSTED
                                                     ---------------------------------------
                                          ACTUAL     (MINIMUM OFFERING)   (MAXIMUM OFFERING)
                                         --------    ------------------   ------------------
                                                           (IN THOUSANDS)
                                         ---------------------------------------------------
Debt:
  Notes Payable........................  $ 32,570         $ 32,570             $ 32,570
Shareholders' Equity
  Preferred stock, $0.01 par value,
     10,000,000 shares authorized; none
     outstanding Common stock, $0.01
     par value, 100,000,000 shares
     authorized; 41,082,100 shares
     outstanding and 43,582,100
     (Minimum Offering) and 46,082,100
     (Maximum Offering) as
     adjusted(1).......................       411              436                  461
Additional paid in capital.............    90,832           92,857               95,132
Deficit................................   (34,042)         (34,042)             (34,042)
                                         --------         --------             --------
          Total shareholders' equity...    57,201           59,251               61,551
                                         --------         --------             --------
          Total capitalization.........    89,771           91,821               94,121
                                         ========         ========             ========

---------------

(1) Excludes as of September 30, 1997: (i) 1,940,200 shares of Common Stock reserved for issuance under the Company's Incentive Stock Option Plan; (ii) 320,000 shares of Common Stock reserved for issuance pursuant to the Company's Non-Qualified Stock Option Plan; (iii) 2,317,167 shares of Common Stock reserved for issuance upon the exercise of warrants issued in connection with a private placement of shares of Common Stock made by the Company in March 1996; and (iv) 278,182 shares of Common Stock reserved for issuance upon exercise of Warrants issued to an underwriter in connection with a public offering completed in June of 1997.

                     MARKET FOR THE COMPANY'S COMMON STOCK

     The Company's Common Stock is traded on AMEX under the symbol "CAU." The Common Stock was first included on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on February 9, 1986, following the completion of the Company's initial public offering and on the NASDAQ National Market System on May 15, 1990. The Company subsequently moved trading of the Common Stock to AMEX on August 19, 1996. For the periods indicated, the following table reflects the high and low bid prices for the Common Stock while it was included on NASDAQ and the high and low sales prices for the Common Stock while it has been traded on AMEX.

                                                              HIGH      LOW
                                                              -----    -----
Fiscal Year Ending December 31, 1997
  Third Quarter.............................................  $2.88    $1.75
  Second Quarter............................................  $3.38    $2.31
  First Quarter.............................................  $3.50    $2.25
Fiscal Year Ended December 31, 1996
  Fourth Quarter............................................  $3.13    $2.31
  Third Quarter.............................................  $3.00    $2.38
  Second Quarter............................................  $3.88    $2.69
  First Quarter.............................................  $3.63    $2.38
Fiscal Year Ended December 31, 1995
  Fourth Quarter............................................  $2.56    $1.81
  Third Quarter.............................................  $2.75    $2.13
  Second Quarter............................................  $2.44    $1.88
  First Quarter.............................................  $2.13    $1.50


     On December 19, 1997, the high and low sales prices for the Common Stock were $1.25 and $1.11, respectively. These prices do not include retail markups, markdowns, or commissions and do not necessarily represent actual transactions. Price quotations were provided by NASDAQ through August 16, 1996. From August 19, 1996 to the present, AMEX provided quotes.



     As of December 19, 1997, there were approximately 1,354 holders of record of the Company's Common Stock. The number of shareholders of the Company who beneficially own shares in nominee or "street" name or through similar arrangements is estimated by the Company to be approximately 3,000.


                                  UNDERWRITING

     The Company is offering up to 5,000,000 shares of Common Stock at a price of $1.00 per share. The Minimum Offering will consist of shares with an aggregate purchase price of $2,500,000.

     The Company has executed an Underwriting Agreement with the Underwriter pursuant to which the Company will offer the Shares through the Underwriter and other broker-dealers selected by the Underwriter, subject to certain conditions, on a "best efforts, all or none" basis with respect to the Minimum Offering, and a "best efforts " basis with respect to the remaining Shares. Subject to sale of the minimum number of Shares before termination of this Offering, the Underwriter will receive a selling commission equal to 8.0% of the gross proceeds from the Shares ($.08 per Share) sold in this Offering, plus reimbursement of reasonable expenses incurred in connection with the Offering. The Underwriter may reallot to the Selected Dealers such part of the Underwriter's compensation as the Underwriter determines in its discretion. The Underwriter has advised the Company that it does not intend to sell the Shares to any account over which it has discretionary authority.



     The term of the Offering will be until the earlier of the sale of all of the Shares or December 30, 1997, which the Company and the Underwriter have the right to mutually extend through February 28, 1998 (the "Expiration Date"). The Company or the Underwriter may suspend or terminate this offering at any time prior to expiration of the Offering or closing. The Company and the Underwriter may conduct one or more closings during the course of the Offering.



     All proceeds of the Offering will be held in escrow by CIBC Mellon Trust Company, Toronto, Canada, as escrow agent (the "Escrow Agent"), until the amount of the Minimum Offering is received and accepted. All funds received by the Underwriter and/or Selected Dealers will be transmitted to the Escrow Agent not later than noon of the first business day after receipt, according to terms of an escrow agreement with the Escrow Agent. All checks from investors must be made to "CIBC Mellon Trust Company -- Canyon Resources Corporation Escrow Account" until the Minimum Offering has been closed. After closing of the Minimum Offering, all checks from investors must be made payable to Canyon Resources Corporation. If the Minimum Offering is not received and accepted on or before the Expiration Date, investors who have deposited funds into the escrow account will promptly receive a full refund, without interest or deduction.



     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events.



     Under the Underwriting Agreement, the U.S. Underwriter and any dealer to whom it sells shares of Common Stock will not offer to sell or sell such shares in Canada or to persons who are Canadian persons, and the Canadian Underwriter and any dealer to whom it sells shares of Common Stock will not offer to sell or sell such shares in the United States or to persons who are U.S. persons. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriter and the Canadian Underwriter. Subject to applicable law, the Underwriter may offer the Common Stock outside Canada and the United States.



     The Company has agreed that, without the prior written consent of the Underwriter, for a period of 90 days after the date of this Prospectus Supplement, it will not otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable or exchangeable for shares of Common Stock) or grant any options or warrants to purchase shares of Common Stock. Nevertheless, the Company may grant options pursuant to its existing stock option plans, may issue shares of Common Stock pursuant to the exercise of options under its existing stock option plans, and may issue shares of Common Stock issuable upon the exercise of outstanding warrants.



     The Company has agreed to indemnify the Underwriter and its directors, officers, employees and agents against certain liabilities, including civil liabilities under the Canadian provincial securities legislation or the Securities Act of 1933 (United States), as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.



     In connection with the offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock in accordance with Regulation M of the Securities Exchange Act of 1934 (United States), as amended. In addition, the Underwriter may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities and may end these activities at any time.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires shares of Common Stock of the Company (the "Shares") pursuant to this offering (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") and the Canada -- United States Income Tax Convention, 1980 (the "Tax Treaty") and at all relevant times, is resident in Canada and not resident in the United States, deals at arm's length with the Company and holds the Shares as capital property. The Shares will generally be considered to constitute capital property to a Holder provided the Holder does not hold the Shares in the course of carrying on a business and has not acquired the Shares in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have the Shares treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

     This summary does not apply to a Holder with respect to whom the Company is a "foreign affiliate" within the meaning of the Tax Act, nor to a Holder who is a "financial institution" as defined in the Tax Act for purposes of certain rules applicable to income, gain or loss arising from "mark-to-market property".

     This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Tax Treaty and counsel's understanding of the current published administrative and assessing policies and practices of Revenue Canada. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations which may differ significantly from those discussed herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. NO REPRESENTATION WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE HEREIN. ACCORDINGLY, A PROSPECTIVE HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE PROSPECTIVE HOLDER'S PARTICULAR CIRCUMSTANCES.

DIVIDENDS

     The Canadian dollar equivalent of dividends computed at the currency exchange rate prevailing at the time of receipt by the Holder (including the Canadian dollar equivalent of any U.S. tax withheld therefrom) received by a Holder on the Shares will be required to be included in computing the income of such Holder under the Tax Act for the year in which such dividends are received. The gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations will not apply in respect of dividends received on the Shares. A Holder that is a corporation will not be entitled to deduct an amount in respect of such dividends in computing taxable income. Subject to the limitations in the Tax Act, a foreign tax credit or a deduction in respect of U.S. withholding tax on such dividends will generally be available in computing such Holder's Canadian tax liability.

DISPOSITIONS

     A Holder who disposes of or is deemed under the Tax Act to have disposed of Shares will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, in Canadian dollars computed at the rate of exchange prevailing on the date of disposition, net of any costs of disposition, exceed (or are less than) the Holder's adjusted cost base of such Shares immediately before the disposition. For the purposes of the Tax Act, the cost to a Holder of Shares acquired hereunder will be the Canadian dollar equivalent of the U.S. dollar price paid therefor computed at the exchange rate prevailing on the date of purchase. The cost of Shares received pursuant to this Offering will be averaged with the adjusted cost base of any other shares of the Common Stock of the Company held by such Holder at that time.

     Three-quarters of any capital gain so realized will be included in computing the Holder's income as a taxable capital gain. Three-quarters of any capital loss so realized may normally be deducted by the Holder from taxable capital gains realized by the Holder in the year of disposition or in any of the three preceding or any subsequent years, subject to and in accordance with the rules contained in the Tax Act.

     Capital gains realized by an individual may be subject to an alternative minimum tax. Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

     Pursuant to the Tax Treaty, the amount of U.S. federal estate tax payable, if any, as a consequence of the death of a Holder may be allowed as a deduction from the amount of tax payable pursuant to the Tax Act by such Holder in the year of death in accordance with the provisions of the Tax Treaty.

INFORMATION REPORTING

     Certain Holders whose "cost amount" of "specified foreign property" (in each case, as defined by the Tax Act), including the Shares, in a taxation year exceeds $100,000 will be required to file an information return in respect of the specified foreign property. This reporting requirement applies to taxation years commencing after 1995; however, information returns are not required to be filed for the 1997, 1998 and 1999 taxation years before the later of April 30, 1999 and the day on or before which the return for the taxation year is otherwise required to be filed. Holders should consult their own advisors with respect to the application of this reporting requirement.

FOREIGN PROPERTY

     The Shares will be "foreign property" (as defined in the Tax Act) for purposes of Part XI of the Tax Act. See "Eligibility for Investment".

                       CERTAIN UNITED STATES FEDERAL TAX
                        CONSEQUENCES TO CANADIAN HOLDERS

     The following is a summary of certain United States federal income and estate tax consequences of acquiring, holding and disposing of the Common Stock. The summary is directed only to "Canadian Persons." For this purpose, "Canadian Persons" are persons that are both (i) with respect to the United States, nonresident aliens, foreign corporations, foreign partnerships and foreign trusts and estates and (ii) "residents" of Canada under the Tax Treaty (as defined above under "Certain Canadian Federal Income Tax Considerations"). A "foreign partnership" includes not only traditional partnerships but also other types of unincorporated organizations (such as limited liability companies) that are treated as partnerships for United States federal income tax purposes. Persons who are unsure of their status as "Canadian Persons" should consult with their own tax advisors to determine their status. Persons who are not Canadian Persons are cautioned that the following summary does not apply to them; they should consult with their own tax advisors to determine the United States federal income and estate tax consequences of an investment.

     The following summary does not necessarily address all aspects of United States federal income and estate tax that may be of significance to prospective investors in light of their individual circumstances, nor does the summary address foreign tax consequences or United States state and local tax consequences. For these reasons, all prospective investors are urged to consult their own tax advisors regarding the tax consequences of their investment.

     The following summary does not apply to organizations that are exempt from tax under Canadian law as governmental, religious or charitable organizations or as pension or employee benefit plans. Organizations falling within these categories should consult with their own tax advisors concerning their exempt status for United States income tax purposes.

ACQUISITION OF COMMON STOCK

     The acquisition of Common Stock by purchase pursuant to the Offering is not a taxable event for United States federal income and estate tax purposes. A Canadian Person that purchases Common Stock pursuant to the Offering will acquire a "basis" in the Common Stock equal to the amount paid for the Common Stock. The resulting "basis" may be relevant in determining the Canadian Person's gain (if any) from a disposition of the Common Stock (or from certain Company distributions). However, as noted below (see "Disposition of Common Stock"), the Company does not anticipate that Canadian Persons will ordinarily be subject to United States tax on any gain derived from a disposition of the Common Stock.

DIVIDENDS

     Nonresident alien individuals and foreign corporations. A nonresident alien individual or foreign corporation that receives a dividend paid on the Common Stock will be liable for United States income tax on the dividend. For Canadian Persons, the applicable tax will usually be 15% of the gross amount of the dividend. If a Common Stock holder fails to qualify as a "resident" of Canada under the Tax Treaty, the applicable tax will usually be 30% of the gross amount of the dividend. The tax will usually be satisfied by withholding at either the 15% or 30% rate. Under current law, a person paying dividends to a nonresident alien or foreign corporation at a Canadian address is entitled to withhold at the lower treaty rate. Under recently-promulgated regulations scheduled to go into effect in 1999 (the "1999 Regulations"), Canadian Persons will be required to certify to the Company (or other payor) their qualification for the lower treaty rate in order to have tax withheld at the lower rate. If withholding exceeds liability, a refund may be claimed by filing appropriate forms with the Internal Revenue Service (the "IRS").

     The flat rate tax will not apply if a Canadian Holder is engaged in a trade or business (including by the performance of independent personal services) in the United States through a "permanent establishment" or "fixed base" (as those terms are defined in the Tax Treaty) and the Common Stock is considered effectively connected with the permanent establishment or fixed base. The United States graduated tax rates and tax return filing requirements will usually apply in such a case. In the case of foreign corporations engaged in a United States trade or business to which Common Stock dividends are effectively connected, a United States branch profits tax may also apply. In cases where the dividend income is considered "effectively connected," the withholding regime will not apply if the Canadian Holder certifies the "effectively connected" status of the dividends to the Company (or other payor).

     Foreign trusts and estates. Under the law currently in effect, dividends paid to foreign trusts and estates are generally subject to the withholding regime described above for nonresident alien individuals and foreign corporations. The 1999 Regulations expressly reserve for future action the application of the withholding regime to trusts and estates. Liability for the underlying tax itself depends on the identity of the trust or estate beneficiaries, the distributions made by the trust or estate and, in the case of a trust, the nature of the trust. Due to the complexity of these rules and the uncertainty introduced by the 1999 Regulations, prospective investors that are foreign trusts and estates should consult with their own tax advisors concerning the United States tax consequences of an investment.

     Foreign partnerships. Foreign partnerships are not subject to United States income tax on dividend income. Dividend income earned by a foreign partnership is allocable to and taxable to its partners based on their status. However, under recent amendments to the Code, the 15% tax rate under the Tax Treaty may be denied to the partners in a foreign partnership if the partnership is treated as a taxable entity by the jurisdiction in which the partnership is resident. Under the law currently in effect, foreign partnerships are generally subject to the withholding regime described above for nonresident aliens and foreign corporations. Under the 1999 Regulations, application of the withholding regime to foreign partnerships requires that a number of initial determinations be made regarding the nature of the partnership and its partners. Due to the complexity of the rules governing foreign partnerships, prospective investors that are foreign partnerships are urged to consult with their own tax advisors concerning the United States tax consequences of an investment.

DISPOSITION OF COMMON STOCK

     Nonresident aliens and foreign corporations. Nonresident aliens and foreign corporations that are Canadian Persons will generally not be subject to tax on any gain they realize from the disposition of Common Stock. Exceptions to this rule may apply if (i) the gain is considered effectively connected with the conduct of a trade or business through a permanent establishment or fixed base in the United States, (ii) the nonresident alien or foreign corporation owned (actually and constructively) more than 5% of the value of the Common Stock during a "testing period" of as long as five years preceding the disposition or
(iii) the gain is realized by a nonresident alien who was previously a United States resident for a substantial period, who held the Common Stock while he was a United States resident and who is present in the United States for 183 days or more during the year of disposition. The exception noted in (ii) is attributable to the Company's belief that it currently is a "United States real property holding corporation" the stock of which is "regularly traded on an established securities market" within the meaning of the Code. If either of the exceptions described in (i) or (ii) applies, the gain may be subject to United States tax at the graduated rates generally applicable to United States individuals and corporations (and, in the case of foreign corporations, may be subject to the branch profits tax noted above). If (iii) applies, the gain may be subject to United States tax at a flat rate of 30%. Nonresident aliens and foreign corporations to whom (i), (ii) or (iii) may apply should consult their own tax advisors concerning the consequences of an investment.

     Foreign trusts and estates. Foreign trusts and estates that are Canadian Persons will generally not be subject to tax on any gain they realize from the disposition of Common Stock. The exceptions described above for nonresident aliens and individuals are generally equally applicable to foreign trusts and estates as well. However, due to the complexity of the rules governing foreign trusts and estates, prospective investors that are foreign trusts and estates should consult with their own tax advisors concerning the United States tax consequences of an investment.

     Foreign partnerships. Foreign partnerships are not subject to United States income tax on realized gains. Any such gain is allocable to and taxable to the partnership's partners based on their status. Due to the complexity of the rules governing foreign partnerships, prospective investors that are foreign partnerships are urged to consult with their own tax advisors concerning the United States tax consequences of an investment.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends. The Company must report annually to the IRS the name and address of each Canadian Person to whom it has paid dividends during the preceding year, the amount of the dividends paid to each such person and the tax, if any, withheld with respect to the dividends paid. Pursuant to the Tax Treaty, the IRS will share the information contained in the Company's report with Revenue Canada. Each dividend recipient will receive a copy of the information sent to the IRS with respect to the recipient. Generally, any dividends paid to a Canadian Person that are not subject to the 15% or 30% withholding tax described above will be subject to "backup withholding" at a 31% rate. "Backup withholding" is a collection mechanism and not a tax itself. If "backup withholding" exceeds the tax actually due from a Canadian Holder, a refund may be obtained by filing appropriate forms with the IRS.

     Proceeds of disposition. If a Canadian Person other than a corporation disposes of Common Stock through the United States office of a broker (or through a foreign office, if the foreign office has certain United States connections), the broker is required to report to the IRS the name, address and United States taxpayer identification number of the person disposing of the stock, the proceeds of disposition realized by such person and the tax, if any, withheld on those proceeds. Reportable gross proceeds from a sale through a United States office (but not a foreign office) are also potentially subject to "backup withholding" at a 31% rate. However, the information reporting and backup withholding rules do not apply if the Canadian Person certifies to the broker its status as a Canadian Person and certain other matters intended to demonstrate that the gain, if any, realized from the disposition is not subject to United States income tax.

INCOME TAX RETURN FILING REQUIREMENTS

     Nonresident alien individuals and foreign corporations. A Canadian Person that is a nonresident individual or foreign corporation, whose liability for United States income tax is satisfied entirely by withholding and who is not engaged in a United States trade or business is not required to file a United States income tax return.

     Foreign trusts and estates. A Canadian Person that is a foreign trust or estate is required to file a United States income tax return if its income from United States sources (including dividends on the Common Stock) is $600 or more.

     Foreign partnerships. A Canadian Person that is a foreign partnership is required to file a United States income tax return if it has any income from United States sources (including dividends on the Common Stock).

ESTATE TAX

     The United States imposes an "estate tax" on the estates of nonresident alien decedents to the extent the estate consists of property that is "situated in the United States." Stock in United States corporations (which includes the Common Stock) is treated as property "situated in the United States" for this purpose. A credit available to nonresidents will generally eliminate the tax on taxable estates of less than $60,000; a larger credit may be available depending on the portion of the decedent's aggregate estate that is "situated in the United States." For taxable estates larger than $60,000, the estate tax is imposed at rates ranging from 26% to 55%, depending on the size of the estate. Individuals who are contemplating large investments in Common Stock (or who already hold large amounts of property "situated in the United States") should consult with their own tax advisors concerning the United States estate tax consequences of their investment.

                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Stikeman, Elliott and Cassels Brock & Blackwell, subject to compliance with the prudent investment standards and general provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investments or lending policies or goals and, in certain cases, the filing of such policies or such goals, the Common Stock would not, if the date hereof were the closing date, be precluded as investments under the following statutes:

     Insurance Companies Act (Canada)
     Trust and Loan Companies Act (Canada)
     Pension Benefits Standards Act, 1985 (Canada)
     Financial Institutions Act (British Columbia)
     Pension Benefits Standards Act (British Columbia)
     Pension Benefits Act (Ontario)
     Loan and Trust Corporations Act (Ontario)

     In the opinion of such counsel, the shares of Common Stock will be qualified investments for a trust governed by a registered retirement savings plan, a deferred profit sharing plan or a registered retirement income fund (collectively "Deferred Income Plans") under the Income Tax Act (Canada) (the "Tax Act").

     Shares of the Common Stock will constitute "foreign property" for purposes of Part XI of the Tax Act. A Deferred Income Plan and certain other investors generally exempt from tax will be subject to tax under Part XI of the Tax Act if, at the end of any month, the cost amount (as defined in the Tax Act) of foreign property then held by such plan exceeds, generally, the aggregate of (i) 20% of the cost amount to it of all property then held and, where applicable,
(ii) the allowable amount in respect of its investment in prescribed small business properties.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue up to 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), which Preferred Stock is issuable in series with rights and preferences as designated by the Board of Directors. As of December 19, 1997, there were 41,107,074 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.


     American Securities Transfer & Trust, Inc., Denver, Colorado acts as Transfer Agent for the Company.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters presented to shareholders. Shareholders are not entitled to cumulative voting rights. Therefore, holders of a majority of the outstanding shares have the power to elect all directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. All of the outstanding shares of Common Stock are, and the Shares being offered through this Prospectus Supplement will be, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors is vested with authority to divide the authorized shares of Preferred Stock into one or more series of such shares and to fix and determine the relative rights and preferences of any such series. A series of such shares may, among other matters, establish (i) the number of preferred shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether shares of Preferred Stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption;
(iv) the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of such preferred shares; (vi) the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion, and (vii) voting rights, if any. The Board of Directors, without the approval of the Company's shareholders, has the power to authorize the issuance of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the Common Stock.

                                 LEGAL MATTERS

     Certain U.S. legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Parcel, Mauro, Hultin & Spaanstra, P.C., and certain Canadian legal matters will be passed upon for the Company by Stikeman, Elliott. Certain U.S. legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, and certain Canadian legal matters will be passed upon for the Underwriters by Cassels Brock & Blackwell.

                         CERTIFICATE OF THE UNDERWRITER



Dated: December 23, 1997



     To the best of our knowledge, information and belief, the prospectus dated November 21, 1997, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered hereby and by such supplement as required by the securities laws of the provinces of British Columbia and Ontario.



                                          RBC DOMINION SECURITIES INC.



                                          (Signed) DAVID A. SCOTT



     The following includes the names of any person or companies having an interest, directly or indirectly, to the extent of not less than 5% in the capital of:



     RBC DOMINION SECURITIES INC.: a wholly-owned subsidiary of RBC Dominion Securities Limited, a majority-owned subsidiary of a Canadian chartered bank.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
Exchange Rate Information..............   S-2
Canyon Resources Corporation...........   S-3
Forward-Looking Statements.............   S-3
Recent Developments....................   S-4
Use of Proceeds........................   S-7
Capitalization.........................   S-7
Market for the Company's Common
  Stock................................   S-8
Underwriting...........................   S-8
Certain Canadian Federal Income Tax
  Considerations.......................  S-10
Certain United States Federal Tax
  Consequences To Canadian Holders.....  S-11
Eligibility for Investment.............  S-14
Description of Capital Stock...........  S-15
Legal Matters..........................  S-15
Certificate of the Underwriter.........  S-16
      PROSPECTUS DATED JANUARY 7, 1997
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
Canyon Resources Corporation...........     3
Forward Looking Statements.............     3
Principal Risk Factors.................     4
Use of Proceeds........................    10
Plan of Distribution...................    10
Legal Matters..........................    11
Experts................................    11


================================================================================



================================================================================


                             UP TO 5,000,000 SHARES

                          CANYON RESOURCES CORPORATION
                                  COMMON STOCK


                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------



                             ---------------------



                               DECEMBER 23, 1997


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